

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2018

Randall Letcavage
President, Chief Executive Officer & Chief Financial Officer
Premier Holding Corporation
1382 Valencia, Unit F
Tustin, CA 92780

> **Re: Premier Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated January 23, 2018**
> **File No. 0-53824**

Dear Mr. Letcavage:

We have reviewed your January 23, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Critical Accounting Policies and Estimates

Goodwill, page 23

1. We reviewed your response to comment 1 and have the following comments:

    - Please explain why you not did disclose your agreement with Rescom Energy in your Form 10-Qs following the agreement.

    - Please explain what constitutes an "initiation of services" and the correlation it has to actual customer sales.

- Please explain what consideration your valuation of goodwill and projection of sales have given to the fact the neither AIC or Rescom have initiated any sales and you do not know when sales will occur. We note your projected sales for each month remaining in 2017 related to AIC and Rescom was zero. Tell us when sales for AIC and Rescom were factored into your discounted cash flow analysis to estimate fair value.

- With regards to your customer projections, please support your projection of 7,122 AIC accounts, 12,000 Rescom customers and the 15% to 20% growth rate utilized in your valuation. Please explain your historical accuracy of projecting customer accounts.

- Please tell us the discount rate utilized in your discounted cash flow analysis and how you determined the rate was appropriate.

- We note FERC approval of the AIC acquisition was granted in February 2017 and your disclosure that "After final notifications and filings with regulatory agencies are complete, AIC is expected to begin supplying power immediately to the Company's customers…" Please explain the accuracy of this statement in-light of the fact that AIC has not supplied power to any customers as of September 30, 2017 and you don't know when it will begin supplying power to customers. Further, please tell us your consideration of disclosing that AIC's supply of power to your customers is dependent on your ability to find the proper funding to capitalize AIC or find a strategic partner that you can work with to become your own supplier as stated in your response.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products